UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

Steven Rubin, Esq.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,024,630 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,024,630 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,024,630 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.79%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 816,199 shares of common stock held by Frost Gamma Investments Trust and 6,208,431 shares of common stock held by Frost Nevada Investments Trust.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,208,431
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,208,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,208,431
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 816,199 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 816,199 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,199 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer

This Amendment No. 11 (this “Amendment”) to Schedule 13D amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2001, as subsequently amended (as so amended, the “Original 13D”), by Phillip Frost, M.D. (“Dr. Frost”), Frost Gamma Investments Trust (the “Gamma Trust”) and Frost Nevada Investments Trust (the “Nevada Trust” and, together with Dr. Frost and the Gamma Trust, the “Reporting Persons”), with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Issuer”). Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the respective meanings given to them in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is amended to add the following:

The Reporting Persons do not have current plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as described in Items 5 and 6 of this Amendment.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Persons beneficially own Common Stock as follows:

Name	Shares of Common Stock		Sole or Shared Voting		Sole or Shared Dispositive		% of Total Outstanding (1)
Phillip Frost, M.D.	0		Sole		Sole		0.00%
	7,024,630	(2)(3)(4)	Shared	(3)	Shared	(3)	4.79%
Total:	7,024,630	(2)(3)(4)					4.79%

Frost Gamma Investments Trust	816,199		Shared	(3)	Shared	(3)	0.56%

Frost Nevada Investments Trust	6,208,431	(4)	Shared	(3)	Shared	(3)	4.23%

(1)	Percentages based on 146,621,018 shares of Common Stock outstanding as of December 24, 2018.

(2)	Includes 816,199 shares of Common Stock held by the Gamma Trust and 6,208,431 shares of Common Stock held by the Nevada Trust.

(3)	Dr. Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Dr. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(4)	The number of shares of Common Stock and percentage ownership of Common Stock reflected in this Amendment do not include the 910,000 shares of 8.00% Series A Cumulative Redeemable Preferred Stock of the Issuer (the “Series A Preferred Stock”) owned by the Nevada Trust. The shares of Series A Preferred Stock are convertible into Common Stock at a non-fixed conversion rate in connection with a Change of Control (as defined in the Articles of Amendment relating to the Series A Preferred Stock filed as Exhibit 3.1 to the Issuer’s Form 8-K on June 25, 2013). Upon the occurrence of a Change of Control, the Reporting Persons will have the right (subject to the Issuer’s election to redeem the Series A Preferred Stock in whole or in part), to convert some or all of the shares of Series A Preferred Stock into a number of shares of Common Stock per share of Series A Preferred Stock determined by formula, in each case, on the terms and subject to the conditions described in the Articles of Amendment, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the Articles of Amendment.

(c) Transactions within the sixty days immediately preceding the date of this Amendment.

1. On December 24, 2018, the Issuer entered into an agreement (the “Repurchase Agreement”) with Dr. Frost and the Nevada Trust (together with Dr. Frost, the “Sellers”), pursuant to which the Issuer agreed to repurchase 50,900,000 shares of Common Stock in a private transaction at a price of $2.50 per share from the Sellers (the “Share Repurchase”). The Issuer funded the Share Repurchase with $50.9 million in cash on hand and by issuing $76.35 million aggregate principal amount of 7.25% Senior Notes due 2028 (the “Notes”) to the Sellers.

In addition, pursuant to the Repurchase Agreement, options to purchase 3,610,000 shares of the Issuer’s Common Stock held by Dr. Frost were cancelled in exchange for $3 million in cash (the “Option Cancellation”).

The Share Repurchase and the Option Cancellation closed on December 24, 2018.

Following the Share Repurchase, the Issuer had approximately 146,621,018 shares of Common Stock outstanding as of December 24, 2018.

2. On December 24, 2018, the Reporting Persons made charitable donations of 12,000,000 shares of the Issuer’s Common Stock in the aggregate.

(e) As a result of the transactions described herein, Dr. Frost’s beneficial ownership of the Issuer’s outstanding voting securities was reduced to below 5% as of December 24, 2018. As Dr. Frost now owns less than 5% of the Issuer’s Common Stock, this will be the final Schedule 13D amendment filing, until such time, if any, as Dr. Frost exceeds the 5% ownership threshold.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

In connection with the Share Repurchase and Option Cancellation, Dr. Frost and the Nevada Trust entered into the Repurchase Agreement with the Issuer.

Pursuant to the Repurchase Agreement, the Reporting Persons agreed on and after the effective date of the Share Repurchase, the Reporting Persons and their affiliates will not beneficially own more than 4.9% of the outstanding voting securities of the Issuer or otherwise control the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement, dated December 24, 2018, by and among Ladenburg Thalmann Financial Services Inc., Phillip Frost M.D. and Frost Nevada Investments Trust (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 26, 2018)

99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on April 12, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2018

/s/ Phillip Frost
Phillip Frost, M.D.

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee